The Mosaic Company 3033 Campus Drive, Suite W400 Plymouth, MN 55441 www.mosaicco.com	Telephone: (813) 775-4200 Facsimile: (813) 619-4418

June 23, 2020

Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549
Attn: Mr. Frank Wyman Ms. Mary Mast Mr. John Coleman Mr. Craig Arakwa

RE: The Mosaic Company
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 20, 2020
File No. 001-32327

Dear Ladies and Gentlemen:
On behalf of The Mosaic Company (the “Company” or “Mosaic” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2020. For ease of reference, the Company’s responses are numbered to correspond to the order of the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

Item 1. Business, page 1

Comment:

1.Please expand your disclosure of material information about reserves to include the cutoff grade and mineral price assumptions for all of the mineral reserves that you report.

Response:

As requested by the Staff on June 16, 2020, during a telephone conversation with John Coleman, George Schuler, and Craig Arakawa, the following is a brief summary of why Mosaic does not report cutoff grades and mineral price assumptions.

Securities and Exchange Commission
June 23, 2020

Mosaic’s Potash segment is vertically integrated and the mined product is used to manufacture potash fertilizer. The potash beds in Saskatchewan are very extensive, covering dozens of kilometers. Our exploration techniques for calculating reserves and resources include vertical drill holes and tightly spaced “3D” seismic surveys. Areas within 1 mile radius of the drill holes are considered reserve, and the 3D seismic surveys provide proof of continuity of the beds over large distances. These seismic coverage areas outside of drill hole coverage are considered resources. We have over 50 years of experience determining reserve and resource areas, as well as avoiding anomalous geology. The potash is mined on one level, and we are always able to mine within the appropriate grade range required for the production of potash fertilizer with minimal waste created. Due to the extensive nature of the beds, and relatively consistent grades, the calculation of a cutoff grade is not necessary.

Mosaic’s Phosphate segment is vertically integrated. The phosphate mined is used internally for the manufacture of phosphate fertilizers and animal feed ingredients. Therefore, the determination of phosphate rock value is not as straightforward as, for example, a base metal. In that case a clearer connection exists between cutoff grade and mineral price assumptions. Consistent with other past and present producers in Florida, Mosaic reports reserves on a product or beneficiated basis and not in-situ as substantial amounts of phosphate exist within the finest size fractions and, when beneficiated, are lost in waste streams. This methodology is consistent with over 30 years of US Geological Survey reporting. Reserve determinations are not solely based on the concentration of phosphate. Impurities such as MgO, Fe2O3 and Al2O3 exist in phosphate rock and, in high enough concentrations, are detrimental to the fertilizer manufacturing process. As such, even areas of high phosphate concentration can be deemed unminable if these impurities exceed certain thresholds. Other factors including mining depth, stripping ratio and accessibility are also considered in the reserving process.

The Mosaic Fertilizantes segment is also vertically integrated. Similar to the Phosphates segment, the phosphates mined is used internally for the manufacture of phosphate fertilizer and animal feed ingredients and the determination of phosphate rock value is not as straightforward as, for example, a base metal. A clear connection does not exist between cutoff grade and mineral price assumptions. However, unlike the Phosphates segment, cutoff grades are used by the Mosaic Fertilizantes segment to determine mineral reserves. The mineralization of the phosphate ore varies based on the weathering profile at these mine sites and based on this variation, a cutoff grade of 5% P2O5 or 7% P2O5 (in situ, based on site) is used. The P2O5 cutoff grade is used in conjunction with limits for the Calcium-to-Phosphate Ratio (CPR), MgO content, and various other metal contents when determining the mineral reserves. These cutoff grades are set to ensure the phosphate concentrate grade limitations required by the chemical plants to produce

Securities and Exchange Commission
June 23, 2020

fertilizer products is met. Mosaic Fertilizantes’ Potash mine also uses a cutoff grade that was adopted as a minimum feed grade required to manufacture fertilizer products. Therefore, in future Form 10-K filings we will include in the Mosaic Fertilizantes Segment under the reserve table on page 20, footnote (d) that notes phosphates cutoff grades and on page 21, under the discussion of Reserves related to the potash mine the potash cutoff grade, as shown in the response to question number 3 below.

Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

Mosaic Fertilizantes Segment, page 16

Comment:

2.We note your disclosure of mineral reserves for your Brazilian phosphate and potash mines. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•Property and geologic maps
•Description of your sampling and assaying procedures
•Drill-hole maps showing drill intercepts
•Representative geologic cross-sections and drill logs
•Description and examples of your cut-off calculation procedures
•Cutoff grades used for each category of your reserves and resources
•Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•A detailed description of your procedures for estimating reserves
•Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses
•A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Securities and Exchange Commission
June 23, 2020

Please provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Response:

On June 16, 2020, we advised the Staff in a telephone conversation with John Coleman, George Schuler, and Craig Arakawa, that the Company will submit to the Staff the requested supplemental information on or before June 23, 2020. We hereby inform the Staff that on June 23, 2020 we provided to Messrs. Coleman, Schuler and Arakawa the requested supplemental information through access to a secure data site pursuant to Rule 12b-4 of Regulation 12B under the Securities Exchange Act of 1934, as amended.

For technical questions concerning Mosaic Fertilizantes reserves please call Brian Ball, Director Mine Strategy – North America Operations, who can be reached at 863-559-2021.

Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

Comment:

3.Please separate your mineral reserves into individual proven or probable categories unless the difference in degree of assurance between the two classes of reserves cannot be readily defined. See the Instructions to paragraph (b)(5) of Industry Guide 7.

Response:

The Company acknowledges the Staff’s comment and in accordance with paragraph (b) (5) of Industry Guide 7, in future Form 10-K filings we will include in the Mosaic Fertilizantes Segment under the reserve table on page 20, footnote (c) that separates our proven and probable phosphates reserves as noted below. This treatment is similar to how it is reported for the Phosphates and Potash segments. Revised material or additions to the current material are italicized.

Securities and Exchange Commission
June 23, 2020

The following table sets forth our proven and probable phosphates reserves as of December 31, 2019:

(tonnes in millions)	Reserve Tonnes (a)(b)(c)(d)	% P2O5
Active Mines
Catalão	71.4	11.1
Tapira	619.5	7.6
Araxá	15.6	11.8
Patrocínio(e)	478.4	12.1
Cajati	70.8	5.1
Total Mines	1,255.7	9.4
______________________________
(a)Tonnage is stated in millions of run of mine dry metric tons and Grade is % P205, after adjustments for depletion, mining dilution and recovery.
(b)Mineral reserves were audited by external consulting firms.
(c)Of the reserves shown, 507.4 million tonnes are proven reserves, while probably reserves totaled 748.3 million tonnes.
(d)The cutoff grade for mineral reserves for each deposit is: Araxá - 5.0% P2O5; Cajati - 3.0% P2O5; Catalão - 7.0% P2O5; Patrocínio - 5.0% P2O5; and Tapira - 5.0% P2O5.
(e)The declared reserves correspond to the original scope of the Patrocinio project.

In addition, on page 21, under the discussion of Reserves related to our Brazilian potash mine, we would revise our disclosure as follows:

Reserves
Our estimate of potash reserves is based on exploration drill hole data, seismic data and actual mining results. We believe that all reserves are potentially recoverable using existing production and refinery locations. As of December 31, 2019, we had proven reserves of 5.5 million tonnes and probable reserves of 4.0 million tonnes with an average KCL grade of 23.75%. The cutoff grade is 20% KCI. Based on current estimates, we believe the reserves will be exhausted in 2023.

Securities and Exchange Commission
June 23, 2020

Notes to the Consolidated Financial Statements

26. Business Segments, page F-88

Comment:

4.You state on page F-22 that you sell most of your export sales of potash crop nutrients through a North American export association, Canpotex. On page F-89 you disclose that you recorded Canpotex sales of $952 million in 2019, which appears to be included in your Net Sales line item on your Statements of Operations. You also state on pages F-56- F-57 that you account for your 36.2% interest in Canpotex under the equity method of accounting. Please clarify for us your accounting treatment relating to your interest in Canpotex. In this respect, tell us why your net sales relating to Canpotex do not appear to be included in the line item “Equity in net earnings (loss) of nonconsolidated companies” on your Statements of Operations. If you believe the presentation of the $952 million in Net Sales is appropriate, please clarify how your accounting treatment for the Canpotex sales complies with ASC 606.

Response:

As disclosed on page F-45 in Note 1 to our consolidated financial statements included in our Form 10-K, Mosaic is a member of Canpotex Limited (“Canpotex”), who is in the business of purchasing Potash from its two Canadian Potash producing members and selling such Potash for export to destinations outside the United States and Canada. Canpotex is a stand-alone entity with its own assets and employees.

Our 36.2% membership interest in Canpotex provides us with the ability to exercise significant influence over the operating and financial decisions of the business. As such, we apply the equity method of accounting under ASC 323 to account for our investment. The design of Canpotex, however, is to break even and therefore the carrying value of Mosaic’s investment balance and equity earnings or loss is immaterial.

As a member company, we sell Canadian sourced potash to Canpotex. In accordance with ASC 606 and ASC 323, we recognize revenue from these sales upon delivery by Canpotex to the unrelated third party customer. Sales of potash to Canpotex, once delivered to the unrelated third party customer, are recognized as a component of Net Sales within our Consolidated Statements of Earnings.

Securities and Exchange Commission
June 23, 2020

To clarify our accounting policies related to our equity investment in Canpotex, in future Form 10-K filings we will expand the disclosure in the note discussing Investments in Non-Consolidated Companies to include the following statement:

Canpotex is the export association of the Saskatchewan potash producers and operates as a break-even entity selling potash acquired generally from its members to unrelated third party customers at market prices. Any equity earnings or loss, which have historically been immaterial, are recorded in the equity in net earnings or loss line within the Consolidated Statement of Earnings.

We will also be more descriptive of how we record sales to Canpotex and expand the disclosure in the note discussing Business Segments to read as follows:

Canpotex is the export association of the Saskatchewan potash producers. The net sales of potash from Mosaic to Canpotex included in our consolidated financial statements in the Net Sales line represent Mosaic’s sales of potash to Canpotex, and are recognized upon delivery to the unrelated third party customer. Canpotex sales to the ultimate third party customers are approximately; 25% to customers based in Brazil, 22% to customers based in China, 10% to customers based in India, 8% to customers based in Indonesia and 35% to customers based in the rest of the world.

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your May 27, 2020 letter. Should you have any further questions or comments, please contact the undersigned at 763-258-3714 or email at lydia.burke@mosaicco.com.

Very truly yours,
/s/ Lydia A. Burke
Lydia A. Burke
Vice President and Controller, The Mosaic Company

Cc:	James ("Joc") C. O'Rourke, President and Chief Executive Officer, The Mosaic Company
Clint C. Freeland, Senior Vice President and Chief Financial Officer (principal accounting officer), The Mosaic Company
Beth A. Paulson, Senior Securities anc Corporate Counsel, The Mosaic Company